UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

JAMMIN JAVA CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

470751108
(CUSIP Number)

Rohan Marley
8200 Wilshire Blvd, Suite 200
Beverly Hills, California 90211
(323) 556-0746
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rohan Marley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Rohan Marley is a citizen of Jamaica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,897,500 common shares
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 12,897,500 common shares
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,897,500 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% based on 70,680,150 common shares issued and outstanding as of May 6, 2011
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2008 by Rohan Marley (the “Schedule 13”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13. Except as expressly amended and supplemented by this Amendment, the Schedule 13 is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 per share of Jammin Java Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 350 Wilshire Blvd, Suite 200, Beverly Hills, California 90211.

Item 2. Identity and Background

(f)	Mr. Marley is a citizen of Jamaica.

Item 3. Source and Amount of Funds or Other Consideration

In December 2010, Rohan Marley purchased 12,897,500 shares of the Company’s common stock from David O’Neill, a then greater than 10% shareholder of the Company and the former President and Director of the Company, in consideration for $3,000 or $0.0002 per share.  Mr. Marley paid for the shares with his personal funds.

On March 31, 2010, the Company entered into an asset purchase and sale agreement (the “Asset Agreement”) and Trademark License Agreement (the “License Agreement”) with Marley Coffee LLC (“MCL”), a private limited liability company of which Mr. Marley has a 33% ownership interest in and serves as a Manager of .  MCL owns “Marley Coffee” and related trademarks (the “Trademarks”). In accordance with the License Agreement, MCL grants to the Company a non-exclusive transferable sub-license for the worldwide rights to use the Trademarks for the licensed products and distribution channels. “Licensed Distribution Channels” means hotels, restaurants, office coffee service industry, and large chain (big box) retail stores.  “Licensed products and services” means coffee in portion sizes of 5lb bags, 1lb bags, 2lb bags and 2.5 oz portion packs, related goods, and goods related to the Licensed Services.  “Licensed Services” means coffee roasting services, coffee production services and coffee sales, supply distribution and support services.

Consideration for the license of the Trademarks is as follows:

(1)	The Company entered into an Asset Agreement to sell all its interests in the development of its previous branding and business plan to MCL;

(2)	The Company assigned a farm lease agreement to MCL and transferred to MCL all its interest in a farm lease agreement and leasehold improvements on the farm;

(3)	The Company agreed to issue to MCL ten million (10,000,000) shares of common stock of the Company as follows:

•	One Million (1,000,000) shares upon the execution of the License Agreement (which shares were issued in December 2010); and
•	One Million (1,000,000) shares on each anniversary of the execution of the License Agreement for the following nine years (of which 1,000,000 shares were issued in April 2011).

Mr. Marley is deemed to beneficially own the shares owned by MCL.

Item 5. Interest in Securities of the Issuer

(a)
As of May 6, 2011, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Marley was 14,897,500 common shares (which includes the 2,000,000 shares held by MCL, which he is deemed to beneficially own), or approximately 21.1% of the Issuer’s outstanding shares.

(b)
Mr. Marley has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 12,897,500 shares of common stock of the Issuer held by Mr. Marley.  Mr. Marley has the shared power to vote or direct the vote of 2,000,000 shares owned by MCL.

(c)	Other than as described in Item 3 above, Mr. Marley has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2011
Dated

/s/ Rohan Marley
Signature

ROHAN MARLEY
Name